Exhibit 99.1

Fuwei Films Provides Additional Information Regarding New Controlling Shareholder

BEIJING, May 12, 2014 /PRNewswire/ -- Fuwei Films (Holdings) Co., Ltd. (NASDAQ: FFHL, "Fuwei Films" or the "Company") announced today that it has learned that the successful bidder, Shandong SNTON Optical Materials Technology Co., Ltd. ("SNTON") in the fifth public auction of 6,912,503 (or 52.9%) of the Company's outstanding ordinary shares (the "Shares") held on March 25, 2014, was entrusted by Hongkong Ruishang International Trade Co., Ltd., a Hong Kong corporation ("Hongkong Ruishang"), to handle all the formalities and procedures in connection with the public auction. As a result of the entrusted arrangement, the Company believes Hongkong Ruishang is the controlling party of the Shares acquired in the fifth public auction and not SNTON.

According to publicly available information in the People's Republic of China, SNTON is a wholly owned subsidiary of Shandong SNTON Group Co., Ltd. (the "Group"). Mr. Xiusheng Wang, the Chairman of the Board of Directors of the Group, is also the Chairman of Hongkong Ruishang's.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. ("Fuwei Shandong"). Fuwei Shandong develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei Films' BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include both the short and long-term effects of the global financial crisis on the Company and the BOPET film industry; competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Ms Xiaoli Yu
Investor Relations Officer
Phone: +86-133-615-59266
Email: fuweiIR@fuweifilms.com

In the U.S.:

Ms. Vivian Chen
Investor Relations
Grayling
Phone: +1-646-284-9427
Email: vivian.chen@grayling.com